UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Resolution on Sales of Investment Securities — Amended
     On November 6, SK Telecom disclosed that it is amending the details of its disclosure on September 29, 2009 of its Board of Directors’ resolution on sales of investment securities. The amendments are as follows:

Amendment Date:	November 6, 2009

1. Relevant 6-K in connection with this Amendment	Resolution on Sales of Investment Securities

2. Filing Date of the Relevant 6-K in connection with this Amendment	September 30, 2009

3. Reason for Amendment	Determination of the closing date

4. Items to be Amended

Item	Before Amendment	After Amendment
5. Expected Date of Closing	Not applicable	November 5, 2009

8. Other Noteworthy Matters	- As to “5. Expected date of closing”, we will issue an amended disclosure once the sale is approved by a resolution at the shareholders’ meeting of China Unicom (HongKong) Limited and by Hong Kong Securities and Futures Commission.	Not applicable

1. Issuer of Investment Securities	- Issuer: China Unicom (HongKong) Limited
- Representative Director: Chang Xiaobing
- Paid-in-capital: Won 29,384,989,000,000
- Relationship with the Company: Not applicable
- Number of issued and outstanding shares: 23,767,925,322 shares
- Business: Communication services

2. Details of Sales	- Number of shares: 899,745,075
- Sales Price: Won 1,528,325,699,093
- Paid-in-capital of the Company: Won 10,804,946,865,000
- Ratio to paid-in-capital: 14.14%
- Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3. Total number of shares owned and percentage after sales	- Number of shares: 0 shares - Percentage of ownership: 0.00%

4. Purpose of Sales	In order to adjust investment portfolio and increase liquid assets, reflecting changes in the Company’s growth strategy

5. Expected date of closing	November 5, 2009

6. Date of Board Resolution	- September 25, 2009
- Outside Directors: 5 out of 5 in attendance
- Audit Committee Member: In attendance

7. Reporting required to Korea Fair Trade Commission	No

8. Other noteworthy matters	-The consummation of this transaction is subject to the approval at the shareholders’ meeting of China Unicom (HongKong) Limited and approval by Hong Kong Securities and Futures Commission. Special attention must be given that without the approval at the shareholders’ meeting of China Unicom (HongKong) Limited and approval by Hong Kong Securities and Futures Commission, this transaction cannot be consummated.
- “1.Issuer of Investment Securities-Paid in Capital” and “2. Details of Sales- Sales Price” have been translated to Won at the exchange rate on the date of the board’s resolution.
-The Company intends to sell 899,745,075 shares of China Unicom (HongKong) Limited at HKD 11.105 per share to China Unicom (HongKong) Limited.
-Power is vested in the Company’s Representative Director on confirmation and execution of the following matters:
• Method of sales;
• Date of sales; and
• Other matters in connection with the sales.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name: Tae Jin Park
Title: Senior Vice President

Date: November 10, 2009

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